

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 7, 2013

Via E-mail
Jesper Brandgaard
Executive Vice President and Chief Financial Officer
Novo Nordisk A/S
Novo Alle
DK-2880 Bagsvaerd
Denmark

> **Re: Novo Nordisk A/S**
> **Form 20-F for the Fiscal Year Ended December 31, 2012**
> **Filed February 6, 2013**
> **Form 6-K**
> **Filed February 6, 2013**
> **File No. 333-82318**

Dear Mr. Brandgaard:

We have reviewed your April 5, 2013 response to our March 22, 2013 letter and have the following comments.

Please respond to this letter within 10 business days by providing us the requested information, amending your filings or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Form 6-K Filed February 6, 2013: Annual Report 2012

Consolidated Financial Statements
Statement of cash flows for the year ended 31 December 2012, 2011 and 2010, page 58

1. Please refer to your response to comment 1. We are unable to agree with your assertion that the presentation of the non-IFRS measures free cash flow and financial resources are not subject to the prohibition in Item 10(e)(1)(ii)(C) of Regulation S-K. The support provided in your response for this position was that these measures are required or expressly permitted by the standard-setter that is responsible for establishing the GAAP used in your financial statements, namely through analogy to IAS 1, paragraph 85. As noted in our Compliance and Disclosure Interpretation 106.01 on Non-GAAP Financial

Measures, the reference in the Note to paragraph (e) of Item 10 to "expressly permitted" means that the particular measure is clearly and specifically identified by the GAAP used by the company. The measures you cite are not clearly and specifically identified in IFRS as issued by the IASB. As the C&DI notes, the context of "expressly permitted" also contemplates (1) published views of the primary securities regulator in your home country or jurisdiction or members of the regulator's staff or (2) a letter from such regulator or its staff to you indicating the acceptance of the presentation of the measures on the face of the statement of cash flows or in the notes thereto. Your response suggests that such published views do not exist and that you do not have such a letter. Please tell us if our understanding is correct. If it is, then in these circumstances, we are unable to agree with your assertion that the presentation of the non-IFRS measures free cash flow and financial resources are not subject to the prohibition in Item 10(e)(1)(ii)(C). Please amend your filing to remove the financial resources and free cash flow information from the face of the statement of cash flows and do not disclose these non-IFRS measures in the accompanying notes. We do not, however, object to your use of these measures outside of the financial statements as long as you continue to provide the information required by Item 10(e)(1)(i) of Regulation S-K. If you amend your financial statements in a Form 6-K, please amend your 2012 Form 20-F to include reference to the Form 6-K containing your amended Annual Report.

Statement of changes in equity at 31 December 2012 and 2011, page 59

2. Please refer to your response to comment 2. We do not agree that the filing complies with the requirements as defined by Item 3-04 of Regulation S-X since it does not include an analysis in the form of a reconciliation of the beginning balance for stockholders' equity to the ending balance for each period for which an income statement is required to be filed. Please amend your filing to present your statement of changes in equity for 2010.

Note 2.4: Income and deferred income taxes, page 67

3. Please refer to your response to comment 3. Please include the additional proposed disclosures that you provided in your response in your amended filing.

You may contact Vanessa Robertson, Staff Accountant, at (202) 551-3649 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant